Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor					Succesor
	Year Ended December 31,				Six Months Ended July 1, 2009	Six Months Ended December 31, 2009
	2005	2006	2007	2008
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income (loss) of equity investees	$(147,966)	$(236,947)	$640	$(21,912)	$475,454	$(2,595)
Add: Fixed charges	60,942	62,858	69,189	60,640	16,983	20,947
Add: Distributed income of equity investees	—	—	—	—	—	—
Less: Equity investment	—	—	—	—	—	—

Total earnings before fixed charges	$(87,024)	$(174,089)	$69,829	$38,728	$492,437	$18,352

Fixed charges:
Interest expense	$53,394	$54,128	$61,347	$53,888	$14,135	$17,323
Accretion (amortization)on debt discount/premium, net	—	1,732	449	(583)	(189)	3
Estimated interest component of rent expense	7,548	6,998	7,393	7,335	3,037	3,621

Total fixed charges	$60,942	$62,858	$69,189	$60,640	$16,983	$20,947

Ratio of earnings to fixed charges(1)	<1	<1	1.01	<1	29.00	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.